EXHIBIT 99.9


                             Orezone Resources Inc.

                        Consolidated Financial Statements
                          Expressed in Canadian Dollars
                       Unaudited (Prepared by Management)

                        For The Three Month Period Ended
                                 March 31, 2003









         Financial Statements
                Consolidated Operations and Deficit                        2
                Consolidated Deferred Exploration
                  Expenses                                                 3
                Consolidated Cash Flows                                    4
                Consolidated Balance Sheets                                5
                Notes to Consolidated Financial
                  Statements                                         6 to 14


OREZONE RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
UNAUDITED
Quarter ended March 31, 2003, 2002 and 2001
(expressed in Canadian dollars, unless otherwise stated)
========================================================================================================



                                                             2003              2002               2001
                                                     -------------      -------------      -------------
                                                                $                  $                  $
Interest revenue and other                                  7,423               431              5,560

Administrative expenses
    Management and consulting fees                         65,000            19,000              6,752
    Travelling and promotion                               30,005            10.085              4,148
    Rental expenses                                         4,216             3,000              7,564
    Reports to shareholders                                 4,665               553                  -
    Conferences and subscription                           18,021                 -                 50
    Stationery and office expenses                          1,785               347                385
    Professional fees                                      32,470            13,952                  -
    Telecommunications                                      1,576             1,108              1,494
    Transfer agent fees                                     5,208             2,839              2,971
    Regulatory authorities                                 13,886            13,181                 80
    Interest, penalties & bank charges                          -               620                622
    Amortization of equipment                                   -               270                433
    Interest on note payable (Note 5)                      27,680                 -                  -
    Exchange loss (gain)                                      593               385            (11,656)
                                                     -------------      -------------      -------------
                                                          205,105            65,340             12,843
                                                     -------------      -------------      -------------
Net loss                                                 (197,682)          (64,909)            (7,283)
Deficit, beginning of quarter                          (8,108,074)       (7,753,294)        (6,686,951)
                                                     -------------      -------------      -------------
Deficit, end of quarter                                (8,305,756)       (7,818,203)        (6,694,234)
                                                     =============      =============      =============
Basic and diluted net loss per share                       (0.001)           (0.002)            (0.000)
                                                     =============      =============      =============

========================================================================================================





The accompanying notes are an integral part of the consolidated financial statements.

OREZONE RESOURCES INC.
CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION EXPENSES
UNAUDITED
Quarter ended March 31, 2003, 2002 and 2001
(expressed in Canadian dollars, unless otherwise stated)
======================================================================================================

                                                             2003              2002               2001
                                                      ------------      ------------      ------------
                                                                $                 $                  $
Balance, beginning of quarter                           3,971,866         3,009,007          3,446,999
                                                      ------------      ------------      ------------
Additions
    Drilling                                              265,352             3,362             10,027
    Consultants                                            55,334            14,460              7,579
    Geophysical surveys                                     1,574            17,167                  -
    Geological surveys                                     17,450            32,999             19,616
    Analysis                                              104,012             2,199             15,272
    Travelling and promotion                                2,541             4,363                 42
    Management fees and expenses                            7,400                 -              5,676
    Equipment rental                                       22,485               300             12,200
    Reports and maps                                          615            16,694                  -
    Trenching and stripping                                34,088             1,611                  -
    Renewal of licenses and permits                         8,014             3,192                440
    General field expenses                                162,933            16,685              4,767
                                                      ------------      ------------      ------------
                                                          681,798           113,032             75,619
                                                      ------------      ------------      ------------
                                                        4,653,664         3,122,039          3,522,618
                                                      ------------      ------------      ------------
Deductions
    Partners' contributions                             (539,909)           (5,000)          (205,070)
                                                      ------------      ------------      ------------
Balance, end of quarter                                 4,113,755         3,117,039          3,317,548
                                                      ============      ============      ============
======================================================================================================




The accompanying notes are an integral part of the consolidated financial statements.


OREZONE RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED
Quarter ended March 31, 2003, 2002 and 2001
(expressed in Canadian dollars, unless otherwise stated)
===============================================================================================================

                                                                       2003              2002             2001
                                                                ------------      ------------     ------------
                                                                           $                 $                $
OPERATING ACTIVITIES
Net loss                                                           (197,682)          (64,909)          (7,283)
Non-cash items
    Amortization of equipment                                             -               270              433
    Interest on note payable (Note 5)                                27,680                 -                -
    Changes in non-cash working capital items                        34,189          (200,528)         (72,802)
                                                                ------------      ------------     ------------
Cash flows used in operating activities                            (135,813)         (265,167)
                                                                ------------      ------------     ------------
                                                                                                       (79,652)
INVESTING ACTIVITIES
Exploration funds                                                         -                 -                -
Equipment                                                           (56,271)                -                -
Deferred exploration expenses                                      (681,798)         (113,032)         129,451
Partner's contribution                                              539,909             5,000                -
                                                                ------------      ------------     ------------
Cash flows used in investing activities                            (198,160)         (108,032)         129,451
                                                                ------------      ------------     ------------

FINANCING ACTIVITIES
Issue of shares                                                   5,060,000                 -                -
Share issue expenses                                               (424,493)           (7,010)               -
                                                                ------------      ------------     ------------
Cash flows from (used in) financing activities                    4,635,507            (7,010)               -
                                                                ------------      ------------     ------------
Net increase (decrease) in cash and cash                          4,301,534          (380,209)          49,799
equivalents
Cash and cash equivalents, beginning of quarter                   1,526,758           506,893          596,475
                                                                ------------      ------------     ------------
Cash and cash equivalents, end of quarter                         5,828,292           126,684          646,274
                                                                ============      ============     ============
===============================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.


OREZONE RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
UNAUDITED
March 31, 2003 and December 31, 2002
(expressed in Canadian dollars, unless otherwise stated)
====================================================================================================


                                                               March 31, 2003     December 31, 2002
                                                               --------------     -----------------
                                                                            $                     $
ASSETS
Current assets
    Cash and cash equivalents                                      5,828,292             1,526,758
    Taxes receivable and other receivables                            68,321                49,031
    Prepaid expenses                                                 146,333               118,410
                                                               --------------     -----------------
                                                                   6,042,946             1,694,199
Exploration funds (Note 3)                                           150,000               150,000
Listed shares, at cost                                                40,000                40,000
Equipment                                                             59,565                 3,294
Mineral properties, at cost (Note 7)                              10,231,058            10,231,058
Deferred exploration expenses, at cost (Note 7)                    4,113,755             3,971,866
                                                               --------------     -----------------
                                                                  20,637,324            16,090,417
                                                               ==============     =================
LIABILITIES
Current liabilities
    Accounts payable                                                 427,504               269,650
    Accrued liabilities                                              180,421               256,873
                                                               --------------     -----------------
                                                                     607,925               526,523
Note payable                                                       1,213,542             1,185,862
                                                               --------------     -----------------
                                                                   1,821,467             1,712,385
                                                               --------------     -----------------
SHAREHOLDERS' EQUITY
Capital stock (Note 6)                                            26,439,813            21,804,306
Share purchase warrants                                              292,000               292,000
Contributed surplus                                                  389,800               389,800
Deficit                                                          (8,305,756)            (8,108,074)
                                                               --------------     -----------------
                                                                  18,815,857            14,378,032
                                                               --------------     -----------------
                                                                  20,637,324            16,090,417
                                                               ===============    ==================
====================================================================================================



The accompanying notes are an integral part of the consolidated financial statements.

OREZONE RESOURCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED
Quarter ended March 31, 2003
(expressed in Canadian dollars, unless otherwise stated)
================================================================================


1 -- GOVERNING STATUTES, NATURE OF OPERATIONS AND GOING CONCERN

The Company, incorporated under the Canada Business Corporations Act, is a natural resource company engaged in the acquisition, exploration and development of diamond, precious and base metal mineral properties. The Company is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether its properties and projects contain ore reserves that are economically recoverable. The ability of the Company to meet its commitments as they become payable, including the completion of acquisitions of mineral properties and projects, is dependent on the ability of the Company to obtain necessary financing. The recoverability of amounts shown for mineral properties is dependent upon the ability of the Company to obtain necessary financing to complete the acquisition, exploration and development thereof, the Company entering into acquisition, joint venture or option agreements in respect of its mineral properties and projects, the discovery of economically recoverable reserves in the Company's mineral claims, confirmation of the Company's interest in the underlying mineral claims, and future profitable production or sufficient proceeds from the disposition thereof. A significant portion of the Company's operations are located in Burkina Faso and consequently may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, and the recoverability of investments in Burkina Faso can be affected by changing economic, regulatory and political situations.

The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to realize its assets or discharge its obligations in anything other than the ordinary course of operations.

Although the Company has taken steps to verity title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2 -- ACCOUNTING POLICIES

COMPARATIVE FIGURES
Certain   comparative  figures  have  been  reclassified  to  conform  with  the presentation adopted in the current year.

OREZONE RESOURCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED
Quarter ended March 31, 2003
(expressed in Canadian dollars, unless otherwise stated)
================================================================================


The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The Company acknowledges that these principles differ in certain material respects from principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States of America ("United States"). Please refer to the 2002 audited financial statements for a complete disclosure of these differences. At the end of the 1st quarter 2003, there are no material differences from the end of 2002. The principal accounting policies followed by the Company are as follows :

PRINCIPLES OF CONSOLIDATION

These financial statements include the accounts of the Company and its wholly-owned subsidiaries.

ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to the consolidated financial statements. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Significant estimates include the carrying value of mineral properties and deferred exploration expenses. Actual results may differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company's policy is to present cash and temporary investments having a term of three months or less from the acquisition date with cash and cash equivalents.

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities in foreign currency and integrated foreign operations are translated at the exchange rate in effect at the balance sheet date, whereas other assets and liabilities are translated at exchange rates in effect at transaction dates. Revenue and expenses in foreign currency are translated at the average rate in effect during the year. Gains and losses are included in the statement of operations for the year.

MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENSES

Exploration, evaluation and development expenditures are accumulated and accounted for in each separate area of interest or mineral resource. This includes attributed direct general and administrative support costs. The recoverability of the amounts shown as mineral properties and deferred exploration and development expenses is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production or the disposal of the properties for proceeds in excess of their carrying value.

OREZONE RESOURCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED
Quarter ended March 31, 2003
(expressed in Canadian dollars, unless otherwise stated)
================================================================================


The Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized prospectively on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are expensed.

The amounts shown for mineral properties represent costs incurred to date less write-downs, and are not intended to reflect present or future values. Government assistance, mining duty credits and partner contributions are applied against the deferred exploration expenses.

RECLAMATION OBLIGATION

Provisions for future site restoration and reclamation are accrued when a reasonable estimate of the costs can be made.

BASIC OR DILUTED NET LOSS PER COMMON SHARE

Basic net loss per share is calculated based upon the weighted average number of shares outstanding during the year. The diluted net loss per share, which is calculated using the treasury stock method, is equal to the basic net loss per share due to the anti-dilutive effect of stock options and share purchase warrants outstanding as described in note 10.

STOCK - BASED COMPENSATIONS PLANS

The Company has three stock-based compensation plans for which no compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Since the Company does not account for options granted to employees using the fair value method, it discloses pro forma information related to net income and earnings per share figures, which are calculated as if the entity applied the fair value method of accounting to stock options granted to employees. Options granted to non-employees are accounted for using the fair value-based method.

INCOME TAXES

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based on available information, it is not more likely than not that some or all of the future income tax assets will not be realized.

OREZONE RESOURCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED
Quarter ended March 31, 2003
(expressed in Canadian dollars, unless otherwise stated)
================================================================================


3 -- EXPLORATION FUNDS

Exploration funds consist of cash and cash equivalents restricted in use for flow-through exploration expenses, pursuant to financing agreements.

OREZONE RESOURCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED
Quarter ended March 31, 2003
(expressed in Canadian dollars, unless otherwise stated)
================================================================================


4 -- MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENSES

                                                    March 31, 2003                        December 31, 2002
                                          ------------------------------------   -------------------------------------
                                                                     Deferred                                Deferred
                                               Acquisition        exploration         Acquisition         exploration
                                                      cost           expenses                cost            expenses
                                           ----------------     --------------       ---------------      -------------
                                                         $                  $                   $                   $
AFRICA
  Golden Hill (Intiedougou) (a)                     650,644         2,140,353              650,644          2,139,371
  Kerboule (b)                                      297,694         1,056,328              297,694          1,055,882
  Bondi (Bondigui)  (c)                              43,478           366,524               43,478            276,286
  Sebedougou (d)                                      8,750           330,110                8,750            328,797
  Sega (Seguenaga) (e)                               18,000           359,104               18,000            322,048
  Essakan (f)                                     9,114,292         1,020,249            9,114,292            483,992
  Bombore (g)                                        80,000            40,893               80,000             25,387
                                           ----------------     --------------       ---------------      -------------
                                                 10,212,858         5,313,561           10,212,858          4,631,763
  Partners' contributions (l)                                      (1,781,958)                             (1,242,049)
                                           ----------------     --------------       ---------------      -------------
                                                 10,212,858         3,531,603           10,212,858          3,389,714
                                           ----------------     --------------       ---------------      -------------
CANADA
  La Grande-East (h)                                                   242,102                                242,102
  Wemindji ij)                                       18,200            41,619               18,200             41,619
  Waxatike (WR) (j)                                                    266,644                                266,644
  Monster (k)                                                          100,900                                100,900
                                           ----------------     --------------       ---------------      -------------
                                                     18,200           651,265               18,200            651,265
  Partner's contributions                                             (64,113)                                (64,113)
  Option payment                                                       (5,000)                                 (5,000)
                                           ----------------     --------------       ---------------      -------------
                                                     18,200           582,152               18,200            582,152
                                           ----------------     --------------       ---------------      -------------
                                                 10,231,058         4,113,755           10,231,058          3,971,866
                                           ================     ==============       ===============      =============


a)   Golden Hill (Intiedougou), Burkina Faso

     The Company holds a 100% interest in a permit covering 500 square kilometres. No further earn-in commitments are required.

b)   Kerboule, Burkina Faso

     The Company acquired the permit in April 1997 and now has a 75% interest in the property. The Burkina Faso party holding a 25% interest may contribute to future programs or revert to dilution and eventually a 3% Net Smelter Return (NSR) where (3/4) of the Royalty can be repurchased by the Company for US$1.5 million during a period of 90 days after the attainment of commercial production.

OREZONE RESOURCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED
Quarter ended March 31, 2003
(expressed in Canadian dollars, unless otherwise stated)
================================================================================

c)   Bondi (Bondigui), Burkina Faso

     On May 6, 1998, the Company obtained the right to acquire a 60% interest in the property in consideration of $43,478 and exploration work totalling US$1.2 million during the following four years. In 2001, the Company was proposed an offer from the Burkina Faso partner, to purchase the remaining interest in the permit for US$200,000 until June 30, 2003.

d)   Sebedougou, Burkina Faso

     The Company has earned a 100% interest in the permit as part of the July 2002 merger with CIMC.

e)   Sega (Seguenega), Burkina Faso

     The Company has acquired a 90% interest in the property by issuing Repadre Capital Corporation 200,000 shares. Repadre holds a 2% NSR royalty.

f)   Essakan, Burkina Faso

     The Company acquired a 100 % interest in 6 permits covering 1,433 square kilometers. The property was acquired in the July 2002 merger with CIMC. This property is subject to an earn in by Gold Fields Limited upon expenditure of USD $8,000,000 before a five year period has elapsed.

g)   Bombore Burkina Faso

     The Company issued 150,000 Class "A" shares at a deemed price of $0.20 per share and a $50,000 cash payment as an option on the Bombore exploration permit in Burkina Faso. One of the covenants of the option is that the Company must spend certain amounts on the property to earn in ownership of the project. In the event that the Company does not meet its obligations, the permit would revert back to the previous owners.

     All exploitation licenses in the Republic of Burkina Faso are subject to a 10% carried interest and a 3% NSR in favour of the Republic once a Mining Convention is signed and an exploitation license is awarded by the State. The Mining Convention guarantees stabilization of financial and Customs regulations and rates during the period of the exploitation to reflect the rates in place at the date of signing. The law states that no new taxes can be imposed however the title holder can benefit from any reductions of tax rates during the life of the exploitation license.

h)   La Grande-East, Quebec

     The Company holds a 100% interest in the La Grande-East claims subject to a 1% NSR to Virginia Gold Mines Inc. of which 0.5% may be bought back for $500,000.

OREZONE RESOURCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED
Quarter ended March 31, 2003
(expressed in Canadian dollars, unless otherwise stated)
================================================================================


     The Company hold a 1% NSR on three permits and related claims held by Virginia Gold Mines Inc., La Grande-Sud, Gaber and Sakami. Virginia may buy back 0.5% for $500,000. These three permits total over 200 square kilometers in the La Grande area.

i)   Wemindji, Quebec

     The Company owns 100% of the Wemindji Group of claims subject to a 2% NSR due to Majescor Resources Inc of which 1% can be bought back for $1 million. Patrician Diamonds Ltd. is earning 50% by issuing 400,000 shares and spending a minimum of $150,000 over 2 years. Patrician can earn to 70% by performing a 2000 tonne bulk sample and a feasibility study by the 6th anniversary.

j)   Waxatike (WR), Ontario (Previously FC Property)

     The WR property consists of 42 claim blocks totalling 555 units for 89 square km located in the Porcupine Mining Division, approximately 50 km west of Kapuskasing Ontario, Canada. Northern Shield Resources Inc. (a private company) holds 100% interest in these claims with the Company having the right to earn a 50% option in the property by incurring exploration expenditures of $500,000 by June 30, 2003. Depending on the results, the Company may have to make additional cash payments and issuance of shares.

k)   Monster

     On February 21, 2002 the Company signed an option agreement with Monster Copper Resources Inc., in which the Company agrees to fund $1,200,000 in exploration expenditures prior to March 31, 2006 as consideration, in order to earn a 50% interest in a property located in the Yukon Territory. The Monster Property is located 85 km north of Dawson City, Yukon and consists of 285 claims covering about 5,985 hectares. It is owned 100% by Monster Copper Resources Inc. and is currently under option to Orezone.

l)   Partners' contributions and option payments

     Gold Fields Guernsey Limited, through it's subsidiary Orogen Holding (B.V.I) Ltd. invested $539,909 in the Essakan properties during the 1st Quarter of 2003

OREZONE RESOURCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED
Quarter ended March 31, 2003
(expressed in Canadian dollars, unless otherwise stated)
================================================================================


5 -- NOTE PAYABLE

Pursuant to the terms of the purchase of CIMC, the Company assumed $1,483,534 in debt owed by CIMC to Great Western Mining Company Limited, formerly the principal shareholder of CIMC. The note bears no interest until May 20, 2005 at which time interest will accrue at the rate of 2.5% per annum until May 20, 2007, and at the sum of LIBOR plus 2.5% thereafter. The note payable was discounted at 6.43% to $1,185,862. Accrued interest on the note becomes payable on the earlier of May 20, 2007 or 90 days following the occurrence of a "Production event" as defined in the loan agreement. Principal is payable in twelve equal instalments commencing on the date interest becomes payable. As per the requirements of the CICA business acquisition rules, the Company is required to reflect the change in the imputed value of the debt instrument on a quarterly basis. As such, the difference between the value as at December 31, 2002 and March 31, 2003 is $27,680. This is a non cash transaction as reflected on the Consolidated Statement of Cash Flows.


6 -- CAPITAL-STOCK

An unlimited number of Class "A" shares without par value

a)   Issued and fully paid

                                                           March 31, 2003
------------------------------------------------------------------------------------------
                                                   Number                                $
------------------------------------------------------------------------------------------
Balance, beginning of year                     72,679,236                      22,488,308
                                    ---------------------           ---------------------

Issued in counterpart of:
Exercise of warrants                              125,000                          25,000
Exercise of options                                50,000                          10,000
Private placements                             12,500,000                       5,000,000
                                    ----------------------          ----------------------
                                               12,675,000                       5,035,000
                                    ----------------------          ----------------------
Balance, end of quarter                        85,354,236                      27,523,308
                                    ======================
Share issue expenses                                                           (1,083,495)
                                                                    ----------------------
                                                                               26,439,813
                                                                    ======================

OREZONE RESOURCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED
Quarter ended March 31, 2003
(expressed in Canadian dollars, unless otherwise stated)
================================================================================


                                                                      2003
                                             --------------------------------------------------------
                                                                             Weighted average
                                                         Shares              exercise price
                                             --------------------            ------------------------
                                                                                                    $
Outstanding, beginning of year                        3,786,450
Exercised                                               (50,000)                                 0.20
                                             --------------------
Outstanding, end of quarter                           3,736,450
                                             ===================

Options exercisable at end of quarter                 3,736,450
                                             ===================



As at March 31 2003, the following options are outstanding :

Expiry date                             Exercise price               Shares
------------------------------------------------------          ----------------
                                                    $

December 15, 2007                                0.30                290,000
March 9, 2008                                    0.30                395,000
May 1, 2008                                      0.30                 50,000
January 11, 2009                                 0.50                630,000
September 22, 2009                               0.35                371,450
January 15, 2012                                 0.20                450,000
April 15, 2012                                   0.21                100,000
September 12, 2012                               0.31              1,450,000
                                                                ----------------
                                                                   3,736,450
                                                                ================

WARRANTS
During the quarter, as part of the private placement of 12,500,000 shares, holders of the shares were entitled to 1/2 warrant per share for a total of 6,250,000 warrants at an exercise price of $0.60 for a period of 18 months. Also agents warrants were issued at $0.40 per warrant with an exercise period of 12 months from closing date of February 24, 2003.


The outstanding warrants to purchase common shares are as follows :

OREZONE RESOURCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED
Quarter ended March 31, 2003
(expressed in Canadian dollars, unless otherwise stated)
================================================================================


                                        Number                 Exercise Price

Nov 6, 2003                             500,000                0.30
Sep 19, 2003                            500,000                0.40
Dec 20, 2003                            50,000                 0.20
Jul 04, 2004                            2,237,801              0.30
Oct 04, 2005                            27,868                 0.57
Aug 04, 2004                            6,250,000              0.60
Feb 04, 2004                            812,500                0.40
                                       ------------------------
Total                                   10,723,035
                                       ========================


8 -- CONTINGENCY

As per the purchase agreement with Coronation International Minerals Corporation
(CIMC), the principal shareholder of CIMC was to pay the balance of the legal fees owed by CIMC to their counsel in excess of $40,000 CAD. As agreed, the Company paid the $40,000 to the counsel of CIMC. The outstanding balance of 237,958 GBP has not been paid and the counsel is seeking claim to recuperate this from the principal shareholder and has included the Company in the same claim. The Company has obtained full indemnity from the principal shareholder who has also provided collateral to cover the expense, should it arise.

Management is of the opinion that this claim does not have merit and is an issue between the previous shareholders of CIMC and their respective counsel.

                             OREZONE RESOURCES INC.
                       MANAGEMENT DISCUSSION AND ANALYSIS
                               FIRST QUARTER 2003


Note: All dollar amounts referred to in this report are quoted in Canadian dollars, unless otherwise noted.

This Management Discussion and Analysis (MD&A) of the results of operations of Orezone Resources Inc. (the "Company") for the period ended March 31, 2003 should be read in conjunction with the interim consolidated financial statements of the Company. The MD&A has been prepared to give shareholders an assessment of not only what the Company has accomplished in the past period but also of what initiatives have been taken to increase shareholder value for the future.

DESCRIPTION OF BUSINESS

The Company is primarily engaged in the exploration and development of mineral properties in Africa. The primary focus of attention has been the Essakan group of permits where the company continues to explore and expand resources on programs funded by our joint venture partner, Gold Fields Limited.

In addition, during 2003, the Company intends to perform exploration work on the Bombore permit, expand upon previous work on the Bondi permit and follow up drilling on the Sega and Golden Hill permits.

ANALYSIS OF FINANCIAL CONDITION

During the quarter the Company completed a private placement of 12,500,000 common shares at Cdn$0.40 for gross proceeds of CDN$5,000,000. This amount together with funds received through the exercise of options and warrants in the period and the opening cash position has resulted in working capital as at March 31, 2003 of approximately US$$5,435,021 compared to working capital of approximately $1,167,676 at the end of fiscal 2002. Current working capital is sufficient to meet the Company's immediate exploration needs however additional capital may be required if the Company decides to pursue any acquisitions or purchases of new properties and or companies. As at March 31, 2003 outstanding warrants and options could add approximately $2,027,500 to the treasury.

RESULTS OF OPERATIONS

Expenditures on resource properties for the quarter amounted to $681,798 (2002- $267,176). Administrative expenses and net overhead total $197,682 for the quarter, an increase over 2002 ($64,909) as a result of higher corporate activity and the Company's commitment to advance its projects.

BURKINA FASO PROPERTIES

During 2003, the Company plans to advance exploration work the 6 Essakan permits to include RC and core drilling and geochemical analysis on a number of targets. These will include: extensions to the Main Zone, regional satellite targets and infill of the main zone.

On the Bondi permit, trenching and geo-chem work was undertaken to identify drill targets and expand upon previous work from the 4th quarter of 2002. Drilling of the defined targets will occur in the 2nd quarter of 2003.

On the Bombore permit, the Company is planning a 2000m RC drill program to test current resources previously reported by Channel Resources Ltd. and to test other targets not previously drilled.

On the Sega permit, the Company is planning an additional 2000m of RC drilling to infill previous results reported in Q4 2002.

CANADA

Drilling is planned on two properties during the second quarter and cash advances were made during the first quarter for both the Monster property and Waxatike. Target definition on both the Waxatike and Monster Copper properties during the 1st quarter has defined several high priority drill targets. Both projects will be drilled late in the 2nd quarter or early in the 3rd quarter.

FORWARD LOOKING STATEMENTS

The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, foreign exchange markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.




Ronald  N. Little
President & CEO

May 2003